UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

TRANSLATION FROM SPANISH

MINUTES No. 487: In the City of Buenos Aires, on March 8, 2023, at 11:00 hs, are meeting the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA ("Edenor" or the "Company"). Mr. Neil Bleasdale and Edgardo Volosin are present, while through the Microsoft Teams system there are Mr. Esteban Macek, Ricardo Nicolas Mallo Huergo, Eduardo Marcelo Vila, Federico Zin, Víctor Hugo Quevedo, Alejandro Vanoli, Hernán Ferrera y Marianela Lago (alternate director). Also participating through Microsoft Teams Mr. Carlos Cvitanich, Javier Errecondo and Lisandro Vázquez Giménez representing the Supervisory Committee, and Dr. María José Van Morlegan, Director of Legal and Regulatory Affairs and Mr. Germán Ranftl, Director of Finance and Control. It is stated for the record that in accordance with the provisions of article 25 of the Company's Bylaws that admits the holding of Board meetings remotely, it is carried out through the Microsoft Teams system, which allows the simultaneous transmission of sound, images and words throughout the meeting. With a legal and regulatory quorum, the meeting is declared open and the FIRST POINT on the Agenda is considered: [...] Next, the FOURTH ITEM on the Agenda is considered 4°) CONSIDERATION OF THE ANNUAL REPORT AND REPORT ON THE CORPORATE GOVERNANCE CODE, STATEMENT OF FINANCIAL POSITION, STATEMENT OF COMPREHENSIVE INCOME, STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, STATEMENT OF CASH FLOW, NOTES TO THE FINANCIAL STATEMENTS, EXHIBITS AND SUPPLEMENTARY INFORMATION, INFORMATION REVIEW, INFORMATION REQUIRED BY THE LISTING REGULATION OF THE ARGENTINE STOCK EXCHANGE AND MARKETS (BYMA) AND THE RULES OF THE NATIONAL SECURITIES COMMISSION (CNV), REPORTS OF THE CERTIFYING ACCOUNTANT AND OF THE SUPERVISORY COMMITTEE AND ALLOCATION OF RESULTS CORRESPONDING TO THE FISCAL YEAR ENDED DECEMBER 31, 2023 […] The Board of Directors by unanimous vote RESOLVES to approve the motions of Mr. Chairman […]. Mr. Carlos Cvitanich, states for the record that the meeting has been held with a sufficient quorum and in accordance with the applicable legal regulations and the Company's Statute. The session adjourned, being 11:30 hours

Undersigning Attendees: Neil Bleasdale, Edgardo Volosin, Esteban Macek, Eduardo Marcelo Vila, Ricardo Nicolas Mallo Huergo, Federico Zin, Alejandro Vanoli, Hernán Ferrera, Marianela Lago, Carlos Cvitanich, Javier Errecondo y Lisandro Vázquez Giménez.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 11, 2024